Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

	Internet:	www.fmc-ag.com

October 31, 2007

     Fresenius Medical Care Reports Strong Third Quarter and
Nine Months 2007 Results; Outlook Now Confirmed at Upper End

Summary Third Quarter 2007:

Net revenue	$2,426 million	+ 9%
Operating income (EBIT)	$397 million	+ 14%
Net income	$181 million	+ 30%
Earnings per share	$0.61	+ 29%

Summary First Nine Months 2007:

Net revenue	$7,151 million	+ 16%
Operating income (EBIT)	$1,152 million	+ 19%
Net income	$520 million	+ 35%
Earnings per share	$1.76	+ 34%

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	1 of 19

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the third quarter and nine months of 2007.

Third Quarter 2007:

Revenue

Net revenue for the third quarter 2007 increased by 9% to $2,426 million (6% at constant currency) compared to the third quarter 2006. Organic revenue growth worldwide was 6%. Dialysis Services revenue grew by 6% to $1,801 million (4% at constant currency) in the third quarter of 2007. Dialysis Product revenue increased by 18% to $625 million (12% at constant currency) in the same period.

North America revenue increased by 3% to $1,660 million. Dialysis Services revenue grew by 1% to $1,494 million. Excluding effects of the divestiture of the perfusion business, Dialysis Service revenue increased by 3%. Average revenue per treatment for the U.S. clinics increased by 1% to $327 in the third quarter 2007 compared to $324 for the same quarter in 2006. Dialysis Product revenue increased by 18% to $167 million led by strong sales of our 2008K hemodialysis machines and the phosphate binding drug PhosLo.

International revenue was $766 million, an increase of 23% (14% at constant currency) compared to the third quarter of 2006. Dialysis Services revenue reached $307 million, an increase of 32% (23% at constant currency). Dialysis Product revenue rose by 18% to $459 million (9% at constant currency), led by strong sales of hemodialysis machines, peritoneal dialysis products and dialyzers.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	2 of 19

Earnings

Operating income (EBIT) increased by 14% to $397 million compared to $349 million in the third quarter 2006. Operating income for the third quarter 2006 includes costs of $7 million related to costs of restructuring and a gain of $1 million from the divestiture of dialysis clinics in conjunction with the acquisition of Renal Care Group. Excluding these effects, operating income for the third quarter 2007 increased by 12%, resulting in an operating margin of 16.4%. For the third quarter 2006 the operating margin was 15.9%.

Operating income (EBIT) before one-time items Three months ended September 30, (in US-$ million)	2007	2006	Growth

Operating income (EBIT)	397	349	+ 14%
Cost of restructuring	—	7
Gain from divestiture	—	(1)
Operating income (EBIT) before one-time items	397	355	+ 12%

In North America, the operating margin increased from 16.3% (excluding the effects of one-time items) by 70 basis points to 17.0% due to revenue rate improvements, the new PhosLo business and higher product sales which more than offset higher personnel expenses. In the International segment, the operating margin decreased by 60 basis points to 17.6% mainly due to higher growth in the emerging markets and the effect of returning to normal plant maintenance from the shortened schedule in the prior year.

Net interest expense for the third quarter 2007 was $95 million compared to $100 million in the same quarter of 2006. This positive development was mainly attributable to a lower debt level in combination with lower average interest rates and the recognition of interest income related to the collection of overdue receivables. Interest expense was impacted by $5 million ($3 million, net after taxes) as a result of the write-off of deferred financing costs related to the repayment of a portion of the Company’s senior credit agreement in connection with the issuance of $500 million senior notes.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	3 of 19

Income tax expense was $115 million for the third quarter of 2007 compared to $105 million in the third quarter of 2006, reflecting effective tax rates of 38.0% and 42.3%, respectively. In the third quarter 2006, the tax rate had been impacted by a tax audit in Germany. Excluding this impact, the tax rate was at 39.1%.

Net income for the third quarter 2007 was $181 million, an increase of 30%. Net income increased by 27% when compared to the third quarter 2006 excluding the effects of one-time items in 2006.

Net income before one-time items Three months ended September 30, (in US-$ million)	2007	2006	Growth

Net income	181	139	+ 30%
Cost of restructuring	—	5
Gain from divestiture	—	(1)
Net income before one-time items	181	143	+ 27%

Earnings per share (EPS) for the third quarter of 2007 rose by 29% to $0.61 per ordinary share compared to $0.47 for the third quarter of 2006. The weighted average number of shares outstanding for the third quarter of 2007 was approximately 295.8 million shares compared to 294.5 million shares for the third quarter of 2006. The increase in shares outstanding resulted from stock option exercises in 2006 and in the first nine months of 2007.

Cash Flow

In the third quarter of 2007, the Company generated $382 million in cash from operations, representing approximately 16% of revenue. The strong cash flow generation was primarily supported by earnings and reduction of working capital.

A total of $123 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $259 million compared to $40 million in the third quarter of 2006 on a reported basis. A total of $24 million in cash was used for acquisitions, net of divestitures. Free Cash Flow after acquisitions was $235 million compared to $32 million in the third quarter of 2006.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	4 of 19

Nine Months Ended September 30, 2007:

The operations of Renal Care Group (RCG) are included in the Company’s consolidated statements of income and cash flows from April 1, 2006, therefore, the current results for the first nine months are not directly comparable with the results of the first nine months for 2006.

Revenue and Earnings

Net revenue for the nine months ended September 30, 2007 was $7,151 million, up 16% from the same period in 2006. At constant currency, net revenue rose by 14%. Organic growth was 7% in the first nine months of 2007.

Operating income (EBIT) increased by 19% to $1,152 million compared to $964 million in the first nine months of 2006. Operating income for the nine months ended September 30, 2006 includes costs of $12 million as a result of restructuring and the transformation of the Company’s legal form, and a gain from the clinic divestitures of $40 million.

Excluding these items, operating income for the nine months 2007 increased by 23%. This performance resulted in an operating margin of 16.1% compared to 15.2% in the same period of 2006.

Operating income (EBIT) before one-time items Nine months ended September 30, (in US-$ million)	2007	2006	Growth

Operating income (EBIT)	1,152	964	+ 19%
Cost of restructuring and transformation	—	12
Gain from divestiture	—	(40)
Operating income (EBIT) before one-time items	1,152	936	+ 23%

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	5 of 19

Net interest expense for the nine months ended September 30, 2007 was $281 million compared to $255 million in the same period of 2006. The increase was mainly the result of additional interest expense partially offset by the write-off in 2006 of deferred financing costs related to the 2003 senior credit facility of $15 million, both in conjunction with the financing of the RCG acquisition.

Income tax expense was $331 million for the nine months compared to $314 million in the same period in 2006, reflecting tax rates of 38.0% and 44.3%, respectively. The tax rate for the first nine months of 2006 was impacted by tax payments in the U.S mainly related to the gain on the divestiture of dialysis clinics in the U.S. Excluding this impact, the effective tax rate for the first nine months 2006 was at 40.3%.

For the nine months ended September 30, 2007, net income was $520 million, up 35% from the same period in 2006. Net income for the nine months of 2007 increased by 28% compared to the same period 2006 excluding the effects of one-time items in 2006.

Net income before one-time items Nine months ended September 30, (in US-$ million)	2007	2006	Growth

Net income	520	385	+ 35%
Cost of restructuring and transformation	—	7
Write-off FME prepaid financing fees		9
Loss from divestiture	—	4
Net income before one-time items	520	405	+ 28%

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	6 of 19

For the nine months ended September 30, 2007, earnings per ordinary share rose by 34% to $1.76. The weighted average number of shares outstanding during the nine months 2007 was approximately 295.4 million.

Cash Flow

Cash from operations for the first nine months of 2007 was $890 million compared to $465 million for the same period in 2006 on a reported basis. Excluding the effects of one-time items, cash from operations was $663 million for the nine months of 2006. The increase compared to prior year was mainly due to increased earnings and a reduction in working capital.

A total of $364 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the nine months of 2007 was $526 million compared to $192 million in the same period in 2006. The underlying Free Cash Flow before acquisitions and the effects of one-time items for the first nine months of 2006 was $390 million. A total of $110 million in cash was used for acquisitions, net of divestitures.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2007 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of September 30, 2007, Fresenius Medical Care treated 172,227 patients worldwide, which represents a 7% increase in patients compared to last year. North America provided dialysis treatments for 120,607 patients, an increase of 3%. Including 33 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 122,479. The International segment served 51,620 patients, an increase of 16% over last year.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	7 of 19

As of September 30, 2007, the Company operated a total of 2,221 clinics worldwide. This is comprised of 1,591 clinics in North America, an increase of 3%, and 630 clinics in the International segment, an increase of 16%.

Fresenius Medical Care delivered approximately 19.6 million dialysis treatments worldwide during the first nine months of 2007. This represents an increase of 13% year over year. North America accounted for 13.7 million treatments, an increase of 11%, and the International segment delivered 5.9 million treatments, an increase of 16% over last year.

Employees

As of September 30, 2007, Fresenius Medical Care had 60,625 employees (full-time equivalents) worldwide compared to 56,803 employees at the end of 2006. The increase of 3,822 employees is primarily due to acquisitions in Asia and continued organic growth in the U.S.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.44 at the end of the third quarter of 2006 to 2.88 at the end of the third quarter 2007. At the end of 2006, the debt/EBITDA ratio was 3.23.

Rating

There have been no ratings changes in the third quarter 2007, Standard & Poor’s Ratings Services rates the Company’s corporate credit rating as ‘BB’ with a ‘stable’ outlook.

Moody’s rates the Company’s corporate credit rating as ‘Ba2’ with a ‘positive’ outlook.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	8 of 19

Issuance of 10 Year Senior Notes

At the beginning of the third quarter 2007, Fresenius Medical Care issued Senior Notes due 2017 in the amount of $500 million. The coupon is 6 7/8%. Proceeds were used to reduce indebtedness under the Company’s senior secured bank credit facility and other, short-term debt.

Outlook for 2007 Confirmed

The Company confirms its outlook for the full year 2007 and expects to achieve revenue of more than $9.5 billion. This represents an increase of at least 12%.

Net income was projected to be in the range of $685 million to $705 million in 2007. Based on the strong performance in the third quarter, the Company now expects the net income to be at the upper end of this guidance.

In addition, the Company still expects spending on capital expenditures and acquisitions to be approximately $650 million in 2007. The debt/EBITDA ratio is projected to be below 3.0 by the end of 2007.

For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens per year.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Third quarter performance continues the strong trend of this year and was clearly outstanding considering the temporary US regulatory challenges. The North American segment achieved operating margins at the high end of its target. The International segment continues its strong double-digit revenue growth even during the Summer Quarter. We continued to grow above market in our product business on a worldwide basis. Cash flow from operations was very strong and clearly ahead of our expectations. We are clearly on track to achieve our targets for the current year and for 2010.”

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	9 of 19

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the third quarter and the first nine months of 2007 on Wednesday, October 31, 2007, at 3.15pm CET / 10.15am EDT. The Company invites investors to view the live webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,221 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 172,227 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	10 of 19

Fresenius Medical Care Statements of Earnings	Three Months Ended September 30,			Nine Months Ended September 30,

(in US-$ thousands, except share and per share data) (unaudited)	2007	2006	% Change	2007	2006	% Change

Net revenue
Dialysis Care	1,800,771	1,703,866	5.7%	5,356,669	4,628,064	15.7%
Dialysis Products	625,371	530,459	17.9%	1,794,357	1,518,623	18.2%
Total net revenue	2,426,142	2,234,325	8.6%	7,151,026	6,146,687	16.3%

Cost of revenue	1,588,201	1,483,561	7.1%	4,691,347	4,088,588	14.7%
Gross profit	837,941	750,764	11.6%	2,459,679	2,058,099	19.5%
Selling, general and administrative	425,590	391,403	8.7%	1,263,681	1,096,561	15.2%
Gain on sale of dialysis clinics	—	(1,258)		—	(40,233)
Research and development	15,639	11,814	32.4%	43,546	37,347	16.6%
Operating income (EBIT)	396,712	348,805	13.7%	1,152,452	964,424	19.5%

Interest income	(8,705)	(4,497)	93.6%	(19,048)	(14,844)	28.3%
Interest expense	103,538	104,071	-0.5%	300,367	269,914	11.3%
Interest expense, net	94,833	99,574	-4.8%	281,319	255,070	10.3%
Earnings before income taxes and minority interest	301,879	249,231	21.1%	871,133	709,354	22.8%
Income tax expense	114,750	105,357	8.9%	331,097	314,401	5.3%
Minority interest	6,371	4,685		20,320	10,231
Net income	180,758	139,189	29.9%	519,716	384,722	35.1%

Operating income (EBIT)	396,712	348,805	13.7%	1,152,452	964,424	19.5%
Depreciation and amortization	89,368	79,416	12.5%	259,861	221,258	17.4%
EBITDA	486,080	428,221	13.5%	1,412,313	1,185,682	19.1%

Total bad debt expenses	53,127	50,981		152,762	128,829

Earnings per ordinary share	$0.61	$0.47	29.3%	$1.76	$1.31	34.4%
Earnings per ordinary ADS	$0.61	$0.47	29.3%	$1.76	$1.31	34.4%

Weighted average number of shares
Ordinary shares	292,062,414	290,888,289		291,721,451	290,367,524
Preference shares	3,747,548	3,650,988		3,728,265	3,548,433

Percentages of revenue
Cost of revenue	65.5%	66.4%		65.6%	66.5%
Gross profit	34.5%	33.6%		34.4%	33.5%
Selling, general and administrative	17.5%	17.5%		17.7%	17.8%
Gain on sale of dialysis clinics	—	-0.1%		—	-0.7%
Research and development	0.6%	0.5%		0.6%	0.6%
Operating income (EBIT)	16.4%	15.6%		16.1%	15.7%
Interest expense, net	3.9%	4.5%		3.9%	4.1%
Earnings before income taxes and minority interest	12.4%	11.2%		12.2%	11.5%
Income tax expense	4.7%	4.7%		4.6%	5.1%
Minority interest	0.3%	0.2%		0.3%	0.2%
Net income	7.5%	6.2%		7.3%	6.3%

EBITDA	20.0%	19.2%		19.7%	19.3%

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	11 of 19

Fresenius Medical Care Segment and Other Information	Three Months Ended September 30,			Nine Months Ended September 30,

(in US-$ million) (unaudited)	2007	2006	% Change	2007	2006	% Change

Net revenue
North America	1,660	1,613	2.9%	4,957	4,367	13.5%
International	766	621	23.3%	2,194	1,780	23.3%
Total net revenue	2,426	2,234	8.6%	7,151	6,147	16.3%

Operating income (EBIT)
North America	283	257	10.0%	826	704	17.3%
International	135	113	19.3%	386	318	21.4%
Corporate	(21)	(21)	-1.6%	(60)	(58)	3.2%
Total operating income (EBIT)	397	349	13.7%	1,152	964	19.5%

Operating income in percentage of revenue
North America	17.0%	15.9%		16.7%	16.1%
International	17.6%	18.2%		17.6%	17.8%
Total	16.4%	15.6%		16.1%	15.7%

Excluding one-time items 1)
Operating income (EBIT)
North America	283	263	7.6%	826	674	22.6%
International	135	113	19.3%	386	318	21.4%
Corporate	(21)	(21)	-0.8%	(60)	(56)	6.5%
Total operating income (EBIT)	397	355	11.8%	1,152	936	23.2%

Operating income in percentage of revenue
North America	17.0%	16.3%		16.7%	15.4%
International	17.6%	18.2%		17.6%	17.8%
Total	16.4%	15.9%		16.1%	15.2%

Employees
Full-time equivalents
(Sep. 30 compared to Dec. 31)				60,625	56,803

1) One-time costs associated with the transformation of legal form, restructuring costs and the gain on FTC mandated sale of clinics in 2006.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	12 of 19

Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended September 30,			Nine Months Ended September 30,

(in US-$ million)	2007	2006	% Change	2007	2006	% Change
(unaudited)

Operating performance excluding one-time items1)
Operating income (EBIT)	397	349	14%	1,152	964	19%
One-time items2)	—	6		—	(28)
Operating income (EBIT) excluding one-time items1)	397	355	12%	1,152	936	23%
Percent of revenue	16.4%	15.9%		16.1%	15.2%

Net income	181	139	30%	520	385	35%
One-time items2)	—	4		—	20
Net income excluding one-time items1)	181	143	27%	520	405	28%

Segment information
North America
Net revenue	1,660	1,613
Costs of revenue and research and development	1,102	1,099
Selling, general and administrative	275	258

Costs of revenue and operating expenses	1,377	1,357
Gain on sale of dialysis clinics	—	(1)
Operating income (EBIT)	283	257
One-time items2)	—	6
Operating income (EBIT) excluding one-time items1)	283	263
Percent of revenue	17.0%	16.3%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	297	268
less internal sales	(130)	(127)
Dialysis Products external sales	167	141
International
Dialysis Products revenue incl. internal sales	524	439
less internal sales	(65)	(50)
Dialysis Products external sales	459	389

Reconciliation of cash flow from operating activities to EBITDA3)
Total EBITDA				1,412	1,186
Interest expense, net				(281)	(255)
Income tax expense				(331)	(314)
Change in working capital and other non cash items				90	(152)
Net cash provided by operating activities				890	465

Annualized EBITDA4)
Operating income (EBIT) last twelve months				1,533	1,332
Depreciation and amortization
last twelve months				347	289
Non cash charges				37	26
Annualized EBITDA				1,917	1,647

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care’s underlying operating performance.
2) One-time costs associated with the transformation of legal form, restructuring costs, the gain on FTC mandated sale of clinics and the write-off of deferred financing costs related to the 2003 senior credit facility in 2006 as applicable.
3) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.
4) EBITDA 2007: Excluding restructuring costs and in-process R&D. EBITDA 2006: Pro forma numbers including RCG, before FTC mandated divestitures, excluding one-time costs for the acquisition.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	13 of 19

Fresenius Medical Care Balance Sheet	September 30, (unaudited)	December 31, (audited)

(in US-$ million)	2007	2006

Assets
Current assets	3,760	3,412
Intangible assets	7,711	7,554
Other non-current assets	2,291	2,079
Total assets	13,762	13,045

Shareholders’ equity and liabilities
Current liabilities	2,923	2,376
Long-term liabilities	5,511	5,799
Shareholders’ equity	5,328	4,870
Total shareholders’ equity and liabilities	13,762	13,045

Equity/assets ratio:	39%	37%

Debt
Short-term borrowings	76	331
Short-term borrowings from related parties	46	5
Current portion of long-term debt and capital lease obligations	46	160
Current portion of Trust Preferred Securities	665	—
Long-term debt and capital lease obligations, less current portion	4,032	3,829
Trust Preferred Securities	648	1,254
Total debt	5,513	5,579

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	14 of 19

Fresenius Medical Care Cash Flow Statement	2007	2006

Nine Months Ended September 30,
(in US-$ million)
(unaudited)

Operating activities
Net income	520	385
Depreciation / amortization	260	221
Change in working capital and other non cash items	110	(66)*
Net tax payments related to clinic divestitures and RCG acquisition	—	(75)
Cash Flow from operating activities	890	465

Investing activities
Purchases of property, plant and equipment	(385)	(288)
Proceeds from sale of property, plant and equipment	21	15
Capital expenditures, net	(364)	(273)
Free Cash Flow	526	192

Acquisitions, net of cash acquired	(140)	(4,189)
Proceeds from divestitures	30	507
Free Cash Flow after investing activities	416	3,490

Financing activities
Change in accounts receivable securitization program	(266)	193
Change in intercompany debt	39	10
Change in other debt	54	3,115
Proceeds from exercise of stock options	33	48
Proceeds from conversion of preference
shares into ordinary shares	—	307
Change in minority interest	(15)	(7)
Dividends paid	(188)	(154)
Cash Flow from financing activities	(343)	3,512

Effects of exchange rates on cash	6	21
Net increase in cash	79	43

Cash at beginning of period	159	85
Cash at end of period	238	128

* Including $24 million of payments related to the RCG acquisition and $99 million related to tax payments for prior years.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	15 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended September 30,	2007	cc	2006	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,660,462		1,613,083
Growth year-over-year	2.9%		38.1%

Dialysis Care	1,493,793		1,472,107
Growth year-over-year	1.5%		42.0%
U.S. per treatment	327		324
Per treatment	323		321
Sequential growth	-0.2%		2.2%
Growth year-over-year	0.6%		8.5%

Dialysis Products
incl. internal sales	296,897		268,012
Growth year-over-year	10.8%		19.5%
External sales	166,669		140,976
Growth year-over-year	18.2%		7.2%

International
Net revenue	765,681		621,243
Growth year-over-year	23.2%	14.4%	13.2%	10.9%

Dialysis Care	306,978		231,759
Growth year-over-year	32.5%	22.8%	10.2%	9.3%
Per treatment	153	142	132	131
Sequential growth	3.0%		0.3%
Growth year-over-year	15.9%	7.4%	1.8%	1.0%

Dialysis Products
incl. internal sales	523,856		438,575
Growth year-over-year	19.4%	10.6%	12.4%	9.4%
External sales	458,704		389,484
Growth year-over-year	17.8%	9.4%	15.1%	11.8%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	16 of 19

Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended September 30,	2007	2006

North America
Number of treatments	4,621,343	4,498,590
Treatments per day	59,248	56,940
Per day sequential growth	0.6%	-0.5%
Per day year-over-year growth	4.1%	31.1%
of which:
- Acquisition RCG	—	32.9%
- FTC divestitures	—	-3.2%
- Other acquisitions	0.7%	0.7%
- Same market growth year-over-year	3.0%	1.8%
- Adjustments for closed/sold facilities, yield and other	0.4%	-1.1%

International
Number of treatments	2,003,872	1,752,795
Same market growth year-over-year	4.9%	7.1%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended September 30,	2007	2006

North America
Costs of revenue and operating expenses
Percent of revenue1)	83.0%	84.2%
Gain on sale of dialysis clinics
Percent of revenue	—	-0.1%
Selling, general and administrative
Percent of revenue1)	16.5%	16.0%
Bad debt expenses
Percent of revenue	3.0%	3.1%
Dialysis Care operating expenses/Treatment (in US-$)	268	268
Sequential growth	0.2%	1.9%
Growth year-over-year	-0.1%	5.7%

Total Group
Costs of revenue and operating expenses
Percent of revenue2)	83.6%	84.4%
Gain on sale of dialysis clinics
Percent of revenue	—	-0.1%
Selling, general and administrative
Percent of revenue2)	17.5%	17.5%
Effective tax rate	38.0%	42.3%

1) Includes 0.4% RCG restructuring costs in 2006.
2) Includes 0.3% RCG restructuring costs in 2006.

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	17 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended September 30,	2007	2006
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	382,472	152,566
Percent of revenue	15.8%	6.8%

Free Cash Flow before acquisitions	258,653	40,168
Percent of revenue	10.7%	1.8%

Acquisitions, net	25,672	9,638

Proceeds from divestitures	2,045	1,307

Capital expenditures, net	123,819	112,397
Percent of revenue	5.1%	5.0%

Maintenance	53,193	43,174
Percent of revenue	2.2%	1.9%

Growth	70,626	69,223
Percent of revenue	2.9%	3.1%

Number of de novos	23	16
North America	14	9
International	9	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended September 30,	2007	2006

Total Group
Debt (in US-$ million)	5,513	5,672
Debt/EBITDA	2.9	3.4

North America
Days sales outstanding	57	58
Sequential development	-1.7%	-1.7%
Year-over-year development	-1.7%	-7.9%

International
Days sales outstanding	114	122
Sequential development	1.8%	2.5%
Year-over-year development	-6.6%	—

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	18 of 19

Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended September 30,	2007	2006 1)

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin >= 11g/dl	80%	81%
Albumin >= 3.5 g/dl 2)	80%	80%
Hospitalization days per patient 3) (12 months ending Sep. 30,)	11.1	11.5

Demographics
North America (U.S.)
Average age (yr)	62	61
Average time on dialysis (yr)	3.5	3.5
Average body weight (kg)	78	77
Prevalence of diabetes	53%	52%

1) Q3 2006 data: without former RCG facilities
2) International standard BCR CRM470
3) Hospitalization data without former RCG facilities

Fresenius Medical Care AG & Co. KGaA, October 31, 2007	19 of 19